Curaleaf Holdings, Inc. Investor Relations Curaleaf Enters into an Equity Purchase Agreement for the Virginia Assets of The Cannabist Company STAMFORD, Conn., Dec. 2, 2025 /PRNewswire/ -- Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer cannabis products, announced it has entered into a binding commitment to acquire The Cannabist Company's Virginia assets, which include a fully-operational cultivation facility and five retail dispensaries and the right to open one additional dispensary. Assuming all closing conditions are met, Curaleaf anticipates the transaction closing in the first quarter of 2026. The transaction is subject to a 15 business day go-shop period ending at 11:59 p.m. Eastern Time December 22, 2025. In the event a competing bid for the Virginia assets is accepted during the go-shop period or if The Cannabist fails to receive noteholder consent for the transaction, Curaleaf is entitled to receive a $3.3 million break-up fee and all associated expenses up to $350,000. About Curaleaf Holdings Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, Find, Anthem and The Hemp Company provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is powered by a strong presence in all stages of the supply chain. Its unique distribution network throughout Europe, Canada and Australasia brings together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com. Forward Looking Statements This media advisory contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward-looking statements and information concerning Curaleaf's at-register donation campaign for Breast Cancer Action Month, benefiting The Baldwin Fund. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed on March 3, 2025, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward- looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Toronto Stock Exchange has not reviewed, approved or disapproved the content of this news release. Contacts: Investor Contact: Curaleaf Holdings, Inc. Camilo Lyon, Chief Investment Officer IR@curaleaf.com Media Contact: Mattio Communications mattiocuraleaf@mattio.com SOURCE Curaleaf Holdings, Inc. https://ir.curaleaf.com/2025-12-02-Curaleaf-Enters-into-an-Equity-Purchase-Agreement-for-the-Virginia-Assets-of-The- Cannabist-Company